

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 4, 2022

Eric H. Baker
Chief Executive Officer
StubHub Holdings, Inc.
888 7th Avenue, Suite 302
New York, New York 10106

      Re: StubHub Holdings, Inc.
          Amendment No. 4 to Draft Registration Statement on Form S-1
          Submitted July 18, 2022
          CIK No. 0001337634

Dear Mr. Baker:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form S-1 submitted July 18, 2022

Risk Factors
"Our variable rate indebtedness subjects us to interest rate risk . . . ", page 50

1.   We note your disclosure that "[i]nterest rates may fluctuate in the future" and that "[i]f interest rates increase, our debt service obligations on our variable rate indebtedness would increase . . . ." Please expand your discussion of interest rates to identify the impact of recent interest rate increases on your operations, how your business has been affected and in particular the impact on your borrowing costs, and whether such costs have recently increased or are expected to increase. Also address your ability to pass along your increased costs to your customers. Please make conforming changes in your Management's Discussion and Analysis of Financial Condition and Results of Operations

and address how such increased interest rates impact your results of operations, including any expected decreases in sales volumes, given consumer's increased cost of financing, and your financial condition, including your balance sheet. In this regard, given rising rates, describe any resulting impact on your long-term debt and expand your disclosure to describe how you are funding these additional costs.

Notes to the Consolidated Financial Statements
2. Basis of Presentation and Summary of Significant Accounting Policies
Cost and Expenses, page F-17

2.	We note your response to comment 8. You state product development costs include personnel related expenses for employees involved in operation and maintenance of new and existing products and services. Thus, it appears certain product development costs are maintaining and supporting your platform which is integral in providing services to your customers. Rule 5-03(b)(2) of Regulation S-X requires, among other things, separate presentation of cost and expenses applicable to sales and revenues. Please explain why costs to maintain and support your platform are not included in cost of revenue.

3.	We refer to the presentation of Gross Profit on page F-54. It is not clear that your determination of Gross Profit contemplates all Costs of Revenue. In conjunction with the above comment, please explain or revise accordingly.

You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:	Alison A. Haggerty